UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

EWRX INTERNET SYSTEMS INC.
(Translation of registrant's name into English)

Nevada	980117139
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4950 Yonge St. Suite 910, Toronto, Ontario, Canada	M2N 6K1
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number: 416-298 9606

Securities to be registered under Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

NONE	NONE

Securities to be registered under Section 12(g) of the Act:

Common Stock	100,000,000
Preferred Stock	500,000

TABLE OF CONTENTS

PART I

Page 4	Item 1	Description of Business

Page 7	Item 2	Management’s Discussion

Page 10	Item 3	Description of Property

Page 10	Item 4	Security Ownership

Page 10	Item 5	Directors, Executive Officers, Promoters

Page 11	Item 6	Executive Compensation

Page 11	Item 7	Certain Relationships and Transactions

Page 12	Item 8	Description of Securities

Part ll

Page 12	Item 1	Market Price and Related Shareholders Matters

Page 13	Item 2	Legal Proceedings

Page 13	Item 3	Changes in and Disagreement with Accountants

Page 13	Item 4	Recent Sales of Unregistered Securities

Page 13	Item 5	Indemnification of Directors and Officers

Part F S	Financial Statements

	F1-F15	December 31, 2003 and 2002

	F16-F29	December 31, 2004 and 2003

	F30-42	December 31, 2005 and 2004

	F42-50	December 31, 2006 and 2005

Part lll	EXHIBITS INDEX

Page 16	Exhibits Index

Page 17	Signatures

FORWARD LOOKING STATEMENTS

When used in this registration statement, the words “expect”, “anticipate”, “intend”, “plan”, “believe”, “seek” and “estimate” or similar expressions are intended to identify such forward-looking statements.

Forward –looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions, including, but not limited to, the following risk factors, which could cause the company’s future results and stock values to differ materially from those expressed in any forward-looking statement made by or on behalf of the company.

Many such factors are beyond the company’s ability to control or predict. Readers are cautioned not to put undue reliance on forward-looking statements. The company disclaims any intent or obligation to update publicly any and all forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. DESCRIPTION OF BUSINESS Corporate Background

EWRX Internet Systems Inc. (the Company), “Registrant” or “ EWRX” is a publicly traded company. Its primary interest is in the software development and marketing industry.

EWRX was incorporated in the State of Nevada on June 25, 1997. The Common Stock of the Company traded on the OTC Bulletin Board (“OTCBB”) under the trading symbol “EWRX” until October 18,1999 when they traded under the symbol “EWRXE”. The “E” was added by the National Association of Securities Dealers Inc. (“NASD”) to reflect the Company’s inability to meet NASD requirements for listing on the OTCBB.

On November 17, 1999, the Company’s stock began trading on the “pink sheets” under the symbol “EWRX”.

Prior to 1999 the Company’s sole business was in the Resource Sector. The Company was known as Europa Resources Inc. It’s interests were held in a joint venture with a private Ukraine company for the development and production of industrial garnets for abrasive applications.

From inception through December 1998, the Company’s sole business was in the resource sector. The Company elected to abandon these interests in the fourth quarter of 1998. These interests represented substantially all of the Company’s assets at the time. The company has retroactively written off its entire un-recovered investment in and advances to the joint venture. EWRX recovered the 2,000,000 shares it used as part of the purchase arrangement. Subsequently the Company wrote off and closed all of its’ subsidiary operations.

Effective January 27, 2000 the Company re-listed its common stock on the OTCBB, following clearance of its form 10SB by the SEC (see Exhibit 15 website link).

It is the intention of the Company to apply for listing on the OTC Bulletin Board (“OTCBB”). There can be no assurance given that the Company will be successful in this attempt.

In preparation for this event EWRX commissioned an audit of the Company’s books and records. This audit is effective through December 31, 2005.

EWRX is in compliance with the requirements of registration in the State of Nevada. The Corporate Number (EWRX) in Nevada is; C13672-97, EWRX has arranged for local representation through an approved agent by the name of; “Corporate Trust Company of Nevada”, 6100 Neil Road (STE500), Reno, NV 89511

Conflicts of Interest; Related Party Transactions

Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company’s executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Such a transaction may occur if management deems it to be in the best interests of the Company and its Stockholders, after consideration of the above referenced factors. A transaction of this nature would present a conflict of interest to those parties with a managerial position and/or an ownership interest in both the Company and the acquired entity, and may compromise management’s fiduciary duties to the Company’s stockholders. An independent appraisal of the acquired company may or may not be obtained in the event a related party transaction is negotiated. Furthermore, because management and/or beneficial owners of the Company’s common stock may be eligible for finder’s fees or other compensation related to potential acquisitions by the Company, such compensation may become a factor in negotiations regarding such potential acquisitions. As a consequence therefore, all positions held in blank check companies by Officers and Directors have been resigned.

No Established Market for Common Stock

No Market for Shares. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market of the Company’s common stock in any market that may develop.

Risks of “Penny Stock”

The Company’s common stock may be deemed to be “penny stock” as that term is defined in Reg. Section 240.3a51 -1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a “recognized” national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) is an issuer with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years. There has been no “established public market” for the Company’s common stock during the past five years. At such time as the Company completes a merger or acquisition transaction, if at all, it may attempt to qualify for listing on either NASDAQ or a national securities exchange, at least initially, any trading in its common stock will most likely be conducted in the over-the- counter market in the “pink sheets” or the “Electronic Bulletin Board” of the National Association of Securities Dealers, Inc. (the “NASD”). Section 15(g) Securities Exchange Act of 1934, as amended, and Reg. Section 240.15g -2 of the Securities and Exchange Commission require broker- dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account. Potential investors in the Company’s common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be “penny stock.”

Moreover, Reg. Section 240.15g -9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for investment in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company’s common stock to resell their shares to third parties or to otherwise dispose of them.

Principle Products and Services

EWRX is a development stage company in the software development and marketing industry. The Company has been in negotiations with Navitex Canada Inc. to acquire the software developed under the trade name “ Flashback”.

In November 2001, EWRX began negotiations with Navitex Canada Inc., to acquire the software developed by Navitex for recovery and restoration of lost and or corrupted files on computers with Windows operating systems. These negotiations culminated in a contract for the purchase being signed on November 08, 2001 (see Exhibit 5). The financial terms of the agreement could not be met by EWRX and as a result there were several revisions and changes to the original agreement. On or about April 15, 2002 the then Board of Directors proposed that to settle the Navitex debt and avoid any legal action by Navitex that an accommodation be made giving Navitex shareholders control of EWRX in settlement of it’s responsibility to Navitex.

The offer was accepted by the shareholders of Navitex, who took over the operational control of the Company. Navitex Canada Inc. negotiated a further contract with EWRX for its software, formerly called Flashback, now called “Instant Recall”. This software will help EWRX establish it’s sales and marketing team in the industry. EWRX is also negotiating for proven software in the educational resource sector. If successful, this would be a very desirable development for the Company as well. While EWRX is a relative newcomer to this industry, management believe that with the right product and the support of an experienced group in the distribution and sales fields, the Company will be able to penetrate the marketplace. The industry is receptive to “proven” new products and where the product has unique features, it has an interest in testing the product to prove the potential.

The limited business operations of the Company, currently involve its development of the software market for the product Instant Recall and the further opportunities that may present themselves in this business sector. The only other activity to be conducted by the Company is to maintain its good standing in the State of Nevada and to seek out and investigate the acquisition of any viable business opportunity by purchase and exchange for securities of the Company or pursuant to a reorganization or merger through which securities of the Company will be issued or exchanged.

Distribution Methods of the Products or Services

In addition to the Company’s program to develop markets for it’s software through OEM and other manufacturers. Management will seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, broker dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; the Company may also advertise its availability as a vehicle to bring a company to the public market through a “reverse” reorganization or merger.

Dependence on One or a Few Major Customers

The Company has not established a customer base at this time, save for the contacts available to it from the continuance of business developed by Navitex Canada Inc. These contacts as valuable as they are will need to be nurtured and established by personal contact and sales of EWRX personnel. The Company will be dependant upon the good will currently developed by Navitex and the skill and determination of it’s sales staff for its entry into the market and no assurance can be asserted that EWRX will be successful in the development of that business.

ITEM 2. Management’s Discussion

EWRX is a development stage company in the software development and marketing industry. The Company has been in negotiations with Navitex Canada Inc. to acquire the software developed under the trade name “Flashback”.

In November 2001, EWRX began negotiations with Navitex Canada Inc., to acquire the software developed by Navitex for recovery and restoration of lost and or corrupted files on computers with Windows operating systems. These negotiations culminated in a contract for the purchase being signed on November 08, 2001. The financial terms of the agreement could not be met by EWRX and as a result there were several revisions and changes to the original agreement. On or about April 15, 2002 the then Board of Directors proposed that to settle the Navitex debt and avoid any legal action by Navitex that an accommodation be made giving Navitex shareholders control of EWRX in settlement of it’s responsibility to Navitex.

The offer was accepted by the shareholders of Navitex who took over the operational control of the Company. Navitex Canada Inc. negotiated a further contract with EWRX for its software, now called “Instant Recall”. This software will help EWRX establish it’s sales and marketing team in the industry. EWRX is also negotiating for proven software in the educational resource sector. If successful, this would be a very desirable development for the Company as well. While EWRX is a relative newcomer to this industry management believe that with the right product and the support of an experienced group in the distribution and sales fields, the Company will be able to penetrate the marketplace. The industry is receptive to “proven” new products and where the product has unique features, it has an interest in testing the product to prove the potential.

The Company has not engaged in any material operations or had any revenues from operations during the last two calendar years. The Company’s plan of operation for the next 12 months is to maintain its good standing in the State of Nevada and to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders. Because the Company has virtually no resources, management anticipates that to achieve any such acquisition, the Company will be required to issue shares of its common stock as the sole consideration for such acquisition.

During the next 12 months, the Company’s only foreseeable cash requirements will relate to maintaining the Company in good standing or the payment of expenses associated with reviewing or investigating any potential business venture, which may be advanced by management or principal stockholders as loans to the Company.

Competitive Business Conditions

Competition is quite keen and where major brands have proven product in distribution it may be difficult to capture any major market share in the short term, unless the product has unique features that are readily apparent. At the current time, this product has been tested and proven in several major markets and by several major distributors as well as computer manufacturers for distribution as part of their OEM hardware.

This product (“Instant Recall”) has patents pending and will apply for trademark registration in the near future.

Need for any Governmental Approval of Principal Products or Services

On the effectiveness of the Company’s Registration Statement on Form 10-SB, the Company will be subject to Regulation 14A regarding proxy solicitations promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “1934 Act”). Section 14(a) of the 1934 Act requires all companies with securities registered pursuant to Section 12(g) thereof to comply with the rules and regulations of the Securities and Exchange Commission regarding proxy solicitations outlined in Regulation 14A. Matters submitted to stockholders of the Company at a special or annual meeting thereof or pursuant to a written consent shall require the Company to provide it’s stockholders with the information outlined in Schedules 14A or 14C of Regulation 14; preliminary copies of this information must be submitted to the Securities and Exchange Commission at least 10 days prior to the date that definitive copies of this information are forwarded to stockholders. Management intends to conduct a full evaluation of the worthiness of any business proposal presented to it; nonetheless, it believes this process may provide additional time within which to evaluate any business proposal presented to it, and may eliminate proposals from entities not willing to undergo the public and agency scrutiny involved in providing and filing information required under Regulation 14. Management recognizes that this filing process may deter other potential business venture’s by reason of their inability to predict the timeliness of their potential acquisition, reorganization or merger due to the uncertainty related to the time involved in reviewing Regulation 14A filings by the Securities and Exchange Commission; however, acquisitions or reorganizations not requiring stockholder approval may be completed by management, in its sole discretion, with the submission by management of an Statement pursuant to Regulation 14C outlining any remedial proposals attendant to any such acquisition or reorganization, including changing the name of the Company or increasing or decreasing the number of authorized or outstanding shares of the Company’s common stock. Costs associated with filings required by the Company under Section 12(g) of the 1934 Act and Regulation 14A of the Securities and Exchange Commission will have to be advanced by management, the Company’s principal stockholders or any potential business entrepreneur, and may further dilute the interest of the public stockholders. In the case of a merger requiring prior stockholder approval and the submission of financial statements of the Company and other party or parties to the merger, legal and accounting costs will be significantly higher, even though the adoption, ratification and the approval of any such merger will be virtually assured if recommended by an appointed accredited agent.

Effect of Existing or Probable Governmental Regulations on Business

Since the Company was initially incorporated, federal and state securities laws, rules and regulations have made the participation in or the conducting of an IPO substantially easier for certain small and developmental stage companies, reducing the time constraints previously involved, the legal and accounting costs and the financial periods required to be included in the financial statements. Rule 504 of Regulation D of the Securities and Exchange Commission no longer requires the filing of a Registration Statement with any state or territory as a condition to its use; however, this Rule is no longer available to “blank check” companies. Accordingly, because the Company is presently deemed to be a “blank check” company, this method of raising funds is foreclosed to it. Rule 504 is also not available to “reporting issuers,” which the Company will become on the effectiveness of this Registration Statement. The integrated disclosure system for small business issuers adopted by the Securities and Exchange Commission in Release No. 34-30968 and effective as of August 13, 1992, substantially modified the information and financial requirements of a “Small Business Issuer,” defined to be an issuer that has revenues of less than $25 million; is a U.S. or Canadian issuer; is not an investment company; and if a majority owned subsidiary, the parent is also a small business issuer; provided, however, an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer’s outstanding securities held by non-affiliates) of $25 million or more.

A number of state securities commissions have adopted the use of Form U-7 for SCOR, which also substantially simplifies the registration process for IPO’s; Form U-7 is primarily used in connection with offerings conducted pursuant to Rule 504 of the Securities and Exchange Commission, but is not limited to this use. To the extent that Rule 504 and the use of SCOR are unavailable to the Company due to its status as a “blank check” company, the use of Form U-7 will also be unavailable in this regard.

The Securities and Exchange Commission, state securities commissions and the North American Securities Administrators Association, Inc., (“NASAA”) have expressed an interest in adopting policies that will streamline the registration process and make it easier for a small business issuer to have access to the public capital markets and similar laws rules and regulations that may be adopted in the future will substantially limit the demand for “blank check” companies like the Company, and may make the use of these companies obsolete.

Government approvals for Instant Recall are not required and the Company does not anticipate any such requirement in the future. EWRX has no permanent or part time employees at this time. The management of the Company, while fully employed, receive no compensation from the company for their services.

The Company has completed an audited financial statement of its affairs through December 31, 2005 (see Part FS) and including the years 2002, 2003 and 2004. These reports will be available for viewing or copying by security holders of the Company. EWRX is the subject of an order by the SEC under section 12(k) of the Securities Exchange Act of 1934 (Exchange Act) as of July 26, 2006 EWRX was temporarily suspended from trading as a result of not filing certain periodic reports with the Commission. These reports should have been filed in a timely manner by the Company. This suspension may have been lifted by the Commission had it received the delinquent reports within the allowable time frame. This however did not occur and as a result a further order was issued as of August 28, 2006 Revoking EWRX Registration of it‘s common stock under Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act)

In defence of it’s position, the principles of the Company want to make it clear that this was not done deliberately or within the knowledge of any individual. All of the Directors and officers of the Company were fully employed settling debt and working with creditors of the Company to arrange for and fund the Company liabilities. In addition they were working with the Accountants and Auditors to bring the Company current in it financial affairs. When the new board of Directors and Officers took over the direction and management of the Company it was, to say the least, in a state of disarray. Funds were raised and debts in excess of $1,500,000.00 were settled and paid off. The Company is now debt free and without creditors of any consequence. The Company had completed it’s audited financial statements as of December 31 2005 and was in the throws of finalizing it’s filing to the SEC when it was confronted with a highjacking by iMusic International Inc. When the Company principles discovered this, everything came to a halt until we could get a full understanding of the situation. Letters were sent to the SEC notifying them of the take over and our transfer agent was contacted, as well as the Nevada Secretary of State office. We did not receive the notices sent to the Company by the SEC. We would have responded immediately in a concrete manner had that been the case. These proceedings were taking place while the principles of EWRX were in the throws of reorganizing the Company’s business in the Software Industry and warding off an attack by iMusic International Inc. take over the Company. EWRX intends to move ahead with its software distribution and marketing as well as the pursuit of additional business interests in the software and related industries.

While this may be difficult in view of the action currently taken, it is the intention of the principles to move ahead with their agenda.

EWRX has confirmed that it is current with the Nevada Secretary of State and has filed all of the required documents refuting iMusic’s claims as principles of the majority shares of EWRX. Internet Systems Inc.

With this current filing of 10SB 12(g) it is the desire of the Company to re-establish itself with the Commission and become a reporting issuer in good standing. At the current time EWRX is delinquent and in violation of the Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

ITEM 3. Description of Property

The Company has no property or business. Its principal executive office address is the business office address of its accountant and Venture Strategists, and is provided at no cost. Because the Company has no business, its activities have been limited to maintaining it’s standing in the State of Nevada and, recently, with preparing this Registration Statement and the accompanying financial statements. These activities have consumed the majority of management’s time. Accordingly, the costs in providing the use of its office have been minimal

Once EWRX has sufficient cash flow to justify hiring full or part time staff, it will seek a permanent office location to conduct its business activities.

ITEM 4. Security Ownership

Title of Class	Name of Beneficial owner	Amount	Percent of Class

Common	Navitex Canada Inc.	73,873,733	73.873733%

Navitex Canada Inc. is beneficially owned by Mrs. Jessica Q. Wang/Price, an Officer and Director of EWRX Internet Systems Inc. There are no agreements in place or contemplated that would cause Navitex to engage in any activity that would affect the conduct of the day to day business of, or change control, of EWRX.

ITEM 5. Directors and Officers

Name	Age	Position	Term or Period

Phil E. Pearce		Director	May 01-December, 02

Ron Davis	53	Director	Inception to April, 01

Michael Dodds		Director	May 01 to February 03

Kenneth Lindh		Director	March 01 to February 03

William Wilson	64	Director	December 99 to Feb, 03

Jessica Q. Wang	43	Director	November 01 to Present

Ms. Wang has served as the CEO & President of EWRX since 2002. She has been the Chairman of the Board of Navitex Technology Inc. since 2002 and is the founder and owner of Navitex Canada Inc. since 1999. From 1993 until 2001, Ms. Wang was the Chairman of the Board of Hong Kong Dongling Holding Co.

Liming Wang	46	Director	February 03 to Present

Eric Chan	48	Director	February 03 to Present

Robert Giustra	Interim President	April 01 to April 02

Jessica Q. Wang	President and C.E.O.	June 02 to Present

Elwin Cathcart	Secretary	November 01 to Present

As the Directors and Officers of the Company (prior to the change of management) were not known to the present Board of Directors, it is not within our knowledge to report their respective ages or business experience.

ITEM 6. Executive Compensation

There has been no Compensation, of any description, paid to any Officer or Director of the Company from 2002 until the present date.

ITEM 7. Certain Relationships and Transactions

Mr. Liming Wang, Director since February 2003 loaned the Company $60,000.00 under an agreement that allows Mr. Wang the option to convert his loan and the interest thereon into stock (see Exhibit 8).

This agreement has now been revised (see Exhibit 9). Please also see the Auditors notes as accompanying the financial statements.

(a) Common Stock or Preferred Stock;
The Company is authorized to issue 100,000,000 shares of common Stock with par value of $0.001 per share. As of December 31, 2005 all of the authorized common stock had been issued.

The Company is authorized to issue 500,000 shares of Preferred share. As at December 31, 2005 and to date, none of these shares have been issued.

Neither of these classes of shares carries any dividend policy and holders of Common stock are entitled to one vote for each common share held. Subject to the prior right of any series of Preferred stock, which may from time to time be outstanding in the future, the holders of Common Stock are entitled to receive rateably such dividend as may be declared by the board of directors out of funds legally available therefore, and, upon the liquidation, dissolution or winding up of the Company are entitled to share rateably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preference on the Preferred Stock, if any. Holders of Common Stock have no pre-emptive rights and have no rights of conversion into any other securities.

PREFERRED STOCK

The Company is authorized to issue up to 500,000 shares of Preferred Stock with a par value of $0.01 per share. The Preferred Stock may be issued in one or more series, the term of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion, redemption rights and sinking fund provisions.

ITEM 8. Description of Securities

Common Stock

The Company is authorized to issue 100,000,000 shares of Common Stock with a par value of $0.001 per share. As of December 31, 2005, there were 100,000,000 shares issued and outstanding. The holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of Preferred Stock, which may from time to time be outstanding in the future, the Common Stock holders are entitled to receive rateably such dividends as may be declared by the Board of Directors out of funds legally available therefore, and, upon the liquidation, dissolution or winding up of the Company, are entitled to share rateably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the Preferred Stock, if any. Holders of Common Stock have no pre-emptive rights and have no rights to convert their Common Stock into any other securities.

Preferred Stock

The Company is authorized to issue up to 500,000 shares of Preferred Stock with a par value of $0.01 per share. The Preferred Stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders, and may include voting rights (including the right to vote as a series on particular matters) preference as to dividends and liquidation, conversion, redemption rights and sinking fund provisions.

There were no Preference Shares issued or outstanding at the date of this submission.

PART II

Item 1. Market Price of and Dividends on the Registrant’s Common Equity and

Related Stockholder Matters

		HIGH	LOW
2005	First Quarter	$ 0.004	$0.004
	Second Quarter	$ 0.004	$0.004
	Third Quarter	$ 0.004	$0.003
	Fourth Quarter	$ 0.004	$ 0.003

2006	First Quarter	$ 0.004	$ 0.003
	Second Quarter	$ 0.003	$ 0.002

The Company has no fixed dividend policy. The Board of Directors may from time to time consider dividend distribution, however, for the foreseeable future it is anticipated that the Company will use all available cash flow in the financing it’s pursuit of growth.

At the present time there are no options or warrants outstanding and no securities convertible to Common Stock.

ITEM 2. Legal Proceedings

The Registrant is not a party to any pending legal proceeding nor is any of its assets under any legal claim or disagreement.

ITEM 3. Changes in and Disagreement with Accountants

There have been no disagreements on accounting and financial disclosures by the Company during the tenure neither of the current Board of Directors nor, to the knowledge of the Board, at any time from the inception of the Company.

ITEM 4. Recent Sale of Unregistered Securities

There have been no sales of unregistered Securities by the registrant (except as payment for debt to suppliers and Mrs. Jessica Q.Wang).

ITEM 5. Indemnification of Directors and Officers

Pursuant to the By-laws of the Company, Article VI, the Company has agreed to indemnify it’s Directors and Officers, including payment of expenses as they are incurred and in advance of the final disposition of any action, suit or proceedings The Company as determined by the Board of Directors may similarly indemnify employees, agents and other persons.

Section 78.7502 of the Nevada Revised Statues authorizes a Nevada corporation to indemnify any director against liability incurred in any proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 78.751(2) prohibits a Nevada corporation from indemnifying a director in a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in a proceeding in which the director was adjudged liable on the basis that he or she improperly received a personal benefit. Otherwise, Section 78.7502(2) allows indemnification for reasonable expenses incurred in connection with a proceeding by or in the right of a corporation. Unless limited by the Articles of Incorporation, Section 78.7502 a director to apply for indemnification to the court conducting the proceeding or another court of competent jurisdiction. Section 78.7502 extends this right to officers of a corporation as well.

Unless limited by the Articles of Incorporation, Section 78.7502 requires that a corporation indemnify a director who was successful, on the merits or otherwise, in defending any proceeding to which he or she was a party against reasonable expenses incurred in connection therewith. Section 78.7502 extends this protection to officers of a corporation as well.

Pursuant to Section 78.7502(1), the corporation may advance a director’s expenses incurred in defending any proceeding upon receipt of an undertaking and a written affirmation of his or her good faith belief that he or she has met the standard of conduct specified in Section 78.7502(1) . Unless limited by the Articles of Incorporation, Section 78.7502(1) extends this protection to officers, employees, fiduciaries and agents of a corporation as well.

Regardless of whether a director, officer, employee, fiduciary or agent has the right to indemnity under the Nevada Revised Statues, Section 78.7502 allows the corporation to purchase and maintain insurance on his or her behalf against liability resulting from his or her corporate role.

Article VII of the Company’s Articles of Incorporation provides for the mandatory indemnification and reimbursement of any director or executive officer for actions or omissions in such capacity, except for claims or liabilities arising out of his or her own negligence or willful misconduct.

Part  F S  Financial Statements

Financial Statements

The Audited Financial Statements for EWRX Internet Systems Inc. for the years 2002, 2003, 2004, and 2005 are presented in the following pages.

EWRX INTERNET SYSTEMS INC.

(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

(EXPRESSED IN U.S. DOLLARS)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

EWRX Internet Systems Inc.

We have audited the accompanying balance sheets of EWRX Internet Systems Inc. (A Development Stage Company) as of December 31, 2003 and 2002 and the related statements of loss, stockholders' deficiency, and cash flows for the years then ended and the period from re-entering the development stage through to December 31, 2003.   The financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended and the period from re-entering the development stage through to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in notes 1 and 2 to the financial statements, the Company is in the development stage, has incurred losses and negative working capital from operations, which raises substantial doubt about its ability to continue as a going concern.  Management's plans regarding these matters are described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Toronto, Canada

CHARTERED ACCOUNTANTS

July 7, 2006

SF Partnerhip, LLP   4950 Yonge St.    Suite 400

Toronto, Ontario, Canada M2N 6K1     416-250-1212

EWRX INTERNET SYSTEMS INC.

(A DEVELOPMENT STAGE COMPANY)

Balance Sheets

December 31, 2003 and 2002

(Expressed in U.S. Dollars)

2003

2002

ASSETS

Current

Cash

$

-

$

-

Total Assets

$

-

$

-

LIABILITIES

Current

Accounts payable and accrued charges

$

1,307,601

$

1,326,133

Advances from stockholder

13,284

15,410

Total Liabilities

1,320,885

1,341,543

STOCKHOLDERS' DEFICIENCY

Capital Stock (note 4)

66,126

26,126

Additional Paid-in Capital

7,200,274

7,200,274

Deficit Accumulated During the Development Stage

(8,587,285)

(8,567,943)

Total Stockholders' Deficit

(1,320,885)

(1,341,543)

Total Liabilities and Stockholders' Deficiency

$

-

$

-

(The accompanying notes are an integral part of these financial statements)

EWRX INTERNET SYSTEMS INC.

(A DEVELOPMENT STAGE COMPANY)

Statements of Loss

Years Ended December 31, 2003 and 2002, and the Period from

Re-entering the Development Stage Through to December 31, 2003

(Expressed in U.S. Dollars)

Period from

Re-entering the

Development

Stage Through

to December 31,

2003

2002

2003

Expenses

Professional fees

$

5,623

$

15,956

$

21,579

Office and general

746

4,759

5,505

Salary and wages

-

28,000

28,000

Management fees

-

15,000

15,000

6,369

63,715

70,084

Loss from Operations

(6,369)

(63,715)

(70,084)

Other Expenses

Interest and financing charges

12,973

8,084

21,057

Total Other Expenses

12,973

8,084

21,057

Loss Before Income Taxes

(19,342)

(71,799)

(91,141)

Provision for income taxes (note 5)

-

-

-

Net Loss

$

(19,342)

$

(71,799)

$

(91,141)

Loss per Share - Basic and Diluted

$

-

$

-

Weighted Average Number of Common Stock

51,331,746

25,126,843

(The accompanying notes are an integral part of these financial statements)

EWRX INTERNET SYSTEMS INC.

(A DEVELOPMENT STAGE COMPANY)

Statements of Stockholders' Deficiency

From Re-entering the Development Stage Through to December 31, 2003

(Expressed in U.S. Dollars)

Deficit

Accumulated

Accumulated

Additional

During the

Other

Total

Number of

Capital

Paid-in

Development

Comprehensive

Stockholders'

Shares

Stock

Capital

Stage

Loss

Deficiency

Balance, December 31,

2001

20,704,140

$

20,704

$

6,967,848

$

(8,496,144)

$

-

$

(1,858,224)

Stock issued on settlement

of debt

1,276,227

1,276

197,872

-

-

199,148

Stock issued on Flashback

purchase

3,700,000

3,700

-

-

-

3,700

Stock issued on private

placement

445,900

446

44,144

-

-

44,590

Finance fee

-

-

(9,590)

-

-

(9,590)

Net loss

-

-

-

(71,799)

-

(71,799)

Balance, December 31,

2002

26,126,267

26,126

7,200,274

(8,567,943)

-

(1,341,543)

Stock issued on settlement

of debt

40,000,000

40,000

-

-

-

40,000

Net loss

-

-

-

(19,342)

-

(19,342)

Balance, December 31,

2003

66,126,267

$

66,126

$

7,200,274

$

(8,587,285)

$

-

$

(1,320,885)

(The accompanying notes are an integral part of these financial statements)

EWRX INTERNET SYSTEMS INC.

(A DEVELOPMENT STAGE COMPANY)

Statements of Cash Flows

Years Ended December 31, 2003 and 2002 and the Period from

Re-entering the Development Stage Through to December 31, 2003

(Expressed in U.S. Dollars)

Period from

Re-entering the

Development

 Stage Through

 to December 31,

2003

2002

 2003

Cash Flows from Operating Activities

Net loss

$

(19,342)

$

(71,799)

$

(91,141)

Changes in working capital

Accounts payable and accrued charges

21,468

33,026

54,494

Advances from stockholder

(2,126)

(2,053)

19,342

33,099

52,441

Net cash used in operating activities

-

(38,700)

(38,700)

Cash Flows from Financing Activities

Proceeds from stock subscriptions

-

38,700

38,700

Net cash provided by financing activities

-

38,700

38,700

Cash - beginning of  year

-

-

-

Cash - end of year

$

-

$

-

$

-

Supplemental Information:

Cash paid for interest

$

12,973

$

8,084

$

21,057

 Cash paid for income taxes

$

-

$

-

$

-

Non-cash Financing Activity:

Stock issued on settlement of debt

$

40,000

$

199,148

$

239,148

(The accompanying notes are an integral part of these financial statements)

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2003 and 2002

(Expressed in U.S. Dollars)

1.

Organization and Development Stage Activities

Organization

EWRX Internet Systems Inc. (the "Company") was incorporated on June 25, 1997 in the State of Nevada.

Development Stage Activities

Starting in 2001, the Company became inactive and its activities have been comprised mainly of administrative matters.

2.

Going Concern

The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.  The Company has a negative working capital and a stockholders' deficiency of $1,320,885 as of December 31, 2003 (2002 - $1,341,543) and has reported a net loss of $19,342 for the year then ended.

The Company has been, and remains, dependent upon its stockholders and its ability to raise capital by selling equity securities to finance its operations.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

3.

Summary of Significant Accounting Policies

The accounting policies of the Company are in accordance with accounting principles generally accepted in the United States of America, and their basis of application is consistent.  Outlined below are those policies considered particularly significant:

a)

Use of Estimates

Preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements.  These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. Actual results may ultimately differ from these estimates, although management does not believe such changes will materially affect the financial statements in any individual year.

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2003 and 2002

(Expressed in U.S. Dollars)

3.

Summary of Significant Accounting Policies (cont'd)

b)

Financial Instruments

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The carrying amounts of the financial instruments reported on the balance sheet approximate their fair values due to the short-term nature of the instruments.

c)

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards ("SFAS") No.  130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements.  Comprehensive income (loss) is presented in the statements of stockholders' deficiency, and consists of net earnings (losses) and unrealised gains (losses) on available for sale marketable securities; foreign currency translation adjustments and changes in market value of future contracts that qualify as a hedge; and negative equity adjustments recognized in accordance with SFAS No. 87.  SFAS No. 130 requires only additional disclosures in the financial statements and does not affect the Company's financial position or results of operations.

d)

Income Tax

The Company accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes". Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

e)

Loss per Share

Basic loss per share, which does not include any dilutive securities, is computed by dividing the loss available to common stockholders by the weighted average number of common shares outstanding during the period as required by SFAS No. 128, "Earnings per Share". In contrast, diluted loss per share considers the potential dilution that could occur from other financial instruments that would increase the total number of outstanding shares of common stock. There were no dilutive financial instruments for the years ended December 31, 2003 and 2002.

f)

Advances from stockholder

The advances have no fixed terms of repayment and bear no interest.

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2003 and 2002

(Expressed in U.S. Dollars)

3.

Summary of Significant Accounting Policies (cont'd)

g)

Foreign Translation Adjustment

The transactions of the Company were translated into U.S. dollars in accordance with the provisions of SFAS No. 52, Foreign Currency Translation.  Management has determined that the U.S. dollar is the functional currecny of the Company.  In accordance with the provisions of SFAS 52, transaction gains and losses are included in the determination of income for the relevant periods.

h)

Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of the Accounting Review Board (ARB) No. 43, Chapter 4". This statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing" to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to costs of conversion be based upon the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred in fiscal years beginning after June 15, 2005.  The adoption of this standard is not expected to have a material impact on the Company's results of operations or financial position.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets, an amendment of the Accounting Principles Board (APB) Opinion No. 29". SFAS No. 153 replaces the exception from fair value measurement in APB Opinion No. 29 for non-monetary exchanges of similar productive assets with a general exception from fair value measurement for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is to be applied prospectively, and is effective for non-monetary asset exchanges occurring in fiscal periods after the December 2004 issuance of SFAS No. 153.  The adoption of this standard is not expected to have a material impact on the Company's results of operations or financial position.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"). SFAS No. 123R requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost of the employee services is recognized as compensation cost over the period that an employee provides service in exchange for the award. SFAS No. 123R will be effective January 1, 2006 for the Company and may be adopted using a modified prospective method or a modified retrospective method.  Staff Accounting Bulletin No. 107, "Share-based Payment," ("SAB No. 107") was issued by the Securities and Exchange Commission ("SEC"), and provides supplemental SFAS No. 123R application guidance based on the views of the SEC. The Company has not yet completed an analysis to quantify the exact impact the new standard will have on its future financial performance.

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2003 and 2002

(Expressed in U.S. Dollars)

3.

Summary of Significant Accounting Policies (cont'd)

h)

Recent Accounting Pronouncements (cont'd)

The adoption of this standard is not expected to have a material impact on the Company's results of operations or financial position.

In March 2005, the FASB issued FASB Staff Position ("FSP") No. 46(R)-5, “Implicit Variable Interests under FASB Interpretation No. (“FIN”) 46 (revised December 2003), Consolidation of Variable Interest Entities” (“FSP FIN 46R-5”). FSP FIN 46R-5 provides guidance for a reporting enterprise on whether it holds an implicit variable interest in Variable Interest Entities (“VIEs”) or potential VIEs when specific conditions exist. This FSP is effective in the first period beginning after March 3, 2005 in accordance with the transition provisions of FIN 46 (Revised 2003), “Consolidation of Variable Interest Entities — an Interpretation of Accounting Research Bulletin No. 51” (“FIN 46R”).  The adoption of this standard is not expected to have a material impact on the Company's results of operations or financial position.

In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"), which will result in (a) more consistent recognition of liabilities relating to asset retirement obligations, (b) more information about expected future cash outflows associated with those obligations, and (c) more information about investments in long-lived assets because additional asset retirement costs will be recognized as part of the carrying amounts of the assets. FIN 47 clarifies that the term "conditional asset retirement obligation" as used in SFAS No. 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than fiscal years ending after December 15, 2005. Retrospective application of interim financial information is permitted but is not required. Early adoption of this interpretation is encouraged. As FIN 47 was recently issued, the Company has not determined whether the interpretation will have a significant effect on its financial position or results of operations.

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2003 and 2002

(Expressed in U.S. Dollars)

3.

Summary of Significant Accounting Policies (cont'd)

h)

Recent Accounting Pronouncements (cont'd)

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”), which replaces Accounting Principles Board (“APB”) Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28”. SFAS No. 154 provides guidance on the accounting for and reporting of changes in accounting principles and error corrections. SFAS No. 154 requires retrospective application to prior period financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. SFAS No. 154 also requires certain disclosures for restatements due to correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and is required to be adopted by the Company as of January 1, 2006. The impact that the adoption of SFAS No. 154 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes adopted by the Company and the nature of transitional guidance provided in future accounting pronouncements.

In September 2005, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty" ("EITF 04-13").  EITF 04-13 provides guidance on the purchase and sale of inventory to another entity that operates in the same line of business.  The purchase and sale transactions may be pursuant to a single contractual arrangement or separate contractual arrangements and the inventory purchased or sold may be in the form of raw materials, work-in-process or finished goods.  EITF 04-13 applies to new arrangements entered into, or modifications or renewals of existing arrangements, in reporting periods beginning after March 15, 2006. The impact of the adoption of EITF 04-13 on the Company's results of operations and financial condition will depend on the nature of future arrangements entered into, or modifications or renewals of existing arrangements by the Company.

In November 2005, the FASB issued FSP FAS 123R-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards" ("FSP FAS 123R-3").  FSP FAS 123R-3 provides an elective alternative transition method, to SFAS 123R, in accounting for the tax effects of share-based payment awards to employees. The elective method comprises a computational component that establishes a beginning balance of the Additional Paid In Capital ("APIC") pool related to employee compensation and a simplified method to determine the subsequent impact on the APIC pool of the employee awards that are fully vested and outstanding upon the adoption of SFAS No. 123R. The impact on the APIC pool of awards partially vested upon, or granted after, the adoption of SFAS 123R should be determined in accordance with guidance in SFAS No. 123R, if adopted. The Company is currently assessing whether it will adopt the transition election of FSP FAS 123R-3.

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2003 and 2002

(Expressed in U.S. Dollars)

3.

Summary of Significant Accounting Policies (cont'd)

h)

Recent Accounting Pronouncements (cont'd)

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment to FASB Statements No. 133 and 140" ("SFAS No. 155").  SFAS No. 155 simplifies the accounting for certain hybrid financial instruments containing embedded derivatives.  SFAS No. 155 allows fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133").  In addition, it amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities' ("SFAS No. 140"), to eliminate prohibition on a qualifying special-purpose entity from holding a derivative instrument that pertains to a beneficial interest other than another derivative financial instrument.  SFAS No. 155 is effective for all financial instruments acquired, issued, or subject to a re-measurement event occurring after the beginning of the Company's first fiscal year that begins after September 15, 2006.  The implementation of SFAS No. 155 is not expected to have material impact of the Company's results of operations and financial position.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140" ("SFAS No. 156").  SFAS No. 156 simplifies the accounting for loan servicing rights and the financial instruments used to hedge risks associated with those rights.  SFAS No. 156 requires that servicing rights be valued initially at fair value, and subsequently accounted for at either fair value, or amortized over the economic life of the related lease.  SFAS No. 156 is effective for fiscal years beginning after September 15, 2006.  The implementation of SFAS No. 156 is not expected to have a material impact on the Company's results of operations and financial position.

In April 2006, the FASB issued FASB Staff Position (“FSP”), FASB Interpretation No. (“FIN”) 46(R)-6, “Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R)” (“FSP FIN 46(R)-6”). FSP FIN 46(R)-6 provides accounting guidance on how to distinguish between arrangements that create variability (i.e., the risks and rewards) within an entity and arrangements that are subject to that variability (i.e., variable interests). FSP FIN 46(R)-6 is responding to a need for accounting guidance on arrangements that can be either assets or liabilities (e.g., derivative financial instruments). FSP FIN 46(R)-6 is effective for the first fiscal period that begins after June 15, 2006.

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes” (“SFAS 109”). The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2003 and 2002

(Expressed in U.S. Dollars)

4.

Capital Stock

Authorized

500,000

preferred shares, at $.01 par value per share

66,126,267

common shares, at $0.001 par value per share

2003

2002

Issued and outstanding

66,126,267

common shares

$

66,126

$

26,126

During 2003, the Company issued 40,000,000 common shares with a par value of $0.001 per share to Navitex Canada Inc. to settle debt amounting to $40,000.

5.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates. The effects of future changes in tax laws or rates are not anticipated.

Under SFAS No. 109 income taxes are recognized for the following: a) amount of tax payable for the current year, and b) deferred tax liabilities and assets for future tax consequences of events that have been recognized differently in the financial statements than for tax purposes.

The provision for income taxes has been computed as follows:

2003

2002

Expected income tax recovery at the
statutory rate of 34%

$

6,576

$

24,412

Tax effect of expenses that are not deductible for
income tax purposes (net of other amounts
deductible for tax purposes)

-

-

Tax effect of differences in the timing of deductibility
of items for income tax purposes:

-

-

Utilization of non-capital losses to offset current
taxable income

-

-

Valuation allowance

(6,576)

(24,412)

Provision for income taxes

$

-

$

-

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2003 and 2002

(Expressed in U.S. Dollars)

5.

Income Taxes (cont'd)

The components of deferred income taxes are as follows:

2003

2002

Deferred income tax asset:

Net operating loss carryforwards

$

2,691,797

$

2,685,221

Valuation allowance

(2,691,797)

(2,685,221)

Deferred income taxes

$

-

$

-

The Company has tax losses available to be applied against future years' income.  Due to the losses incurred in the current year and expected future operating results, management determined that it is more likely than not that the deferred tax asset resulting from the tax losses available for carryforward will not be realized through the reduction of future income tax payments. Accordingly, a 100% valuation allowance has been recorded for deferred income tax asset.

6.

Comparative Information

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

7.

Subsequent Events

a)

Accounts Payable and Accrued Charges

The Company has successfully negotiated in 2004 for reductions in amounts owed to certain creditors. These reductions resulted in the recognition of a reduction of accounts payable and accrued charges of $1,142,152.

b)

Capital Stock

During 2004, the Company issued 33,873,733 common shares with a par value of $0.00063 per share to Navitex Canada Inc. to settle debt amounting to $21,316.

EWRX INTERNET SYSTEMS INC.

(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

(EXPRESSED IN U.S. DOLLARS)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

EWRX Internet Systems Inc.

We have audited the accompanying balance sheets of EWRX Internet Systems Inc. (A Development Stage Company) as of December 31, 2004 and 2003 and the related statements of  earnings (loss), stockholders' deficiency, and cash flows for the years then ended and the period from re-entering the development stage through to December 31, 2004.   The financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended and the period from re-entering the development stage through to December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in notes 1 and 2 to the financial statements, the Company is in the development stage, has incurred losses and negative working capital from operations, which raises substantial doubt about its ability to continue as a going concern.  Management's plans regarding these matters are described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Toronto, Canada

CHARTERED ACCOUNTANTS

November 15, 2006

SF Partnerhip, LLP   4950 Yonge St.    Suite 400

Toronto, Ontario, Canada M2N 6K1     416-250-1212

EWRX INTERNET SYSTEMS INC.

(A DEVELOPMENT STAGE COMPANY)

Balance Sheets

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

2004

2003

ASSETS

Current

Cash

$

4,523

$

-

Total Assets

$

4,523

$

-

LIABILITIES

Current

Accounts payable and accrued charges (note 4)

$

219,337

$

1,307,601

Advances from stockholder

21,858

13,284

Loans from related parties (note 5)

32,085

-

Total Liabilities

273,280

1,320,885

STOCKHOLDERS' DEFICIENCY

Capital Stock (note 6)

87,442

66,126

Additional Paid-in Capital

7,200,274

7,200,274

Deficit Accumulated During the Development Stage

(7,556,473)

(8,587,285)

Total Stockholders' Deficiency

(268,757)

(1,320,885)

Total Liabilities and Stockholders' Deficiency

$

4,523

$

-

(The accompanying notes are an integral part of these financial statements)

EWRX INTERNET SYSTEMS INC.

(A DEVELOPMENT STAGE COMPANY)

Statements of Earnings (Loss)

Years Ended December 31, 2004 and 2003, and the Period from

Re-entering the Development Stage Through to December 31, 2004

(Expressed in U.S. Dollars)

Period from

Re-entering the

Development

Stage Through

to December 31,

2004

2003

2004

Expenses

Professional fees

$

104,444

$

5,623

$

126,023

Foreign exchange loss

460

-

460

Office and general

-

746

5,505

Salary and wages

-

-

28,000

Management fees

-

-

15,000

104,904

6,369

174,988

Loss from Operations

(104,904)

(6,369)

(174,988)

Other (Income) Expenses

Interest and financing charges

6,436

12,973

27,493

Forgiveness of debt (note 4)

(1,142,152)

-

(1,142,152)

Total Other (Income) Expenses

1,135,716

(12,973)

1,114,659

Earnings (Loss) Before Income Taxes

1,030,812

(19,342)

939,671

Provision for income taxes (note 7)

-

-

-

Net Earnings (Loss)

$

1,030,812

$

(19,342)

$

939,671

Earnings per Share - Basic and Diluted

$

0.01

$

-

Weighted Average Number of
Common Stock

92,297,206

51,331,746

(The accompanying notes are an integral part of these financial statements)

EWRX INTERNET SYSTEMS INC.

(A DEVELOPMENT STAGE COMPANY)

Statements of Stockholders' Deficiency

From Re-entering the Development Stage

Through to December 31, 2004

(Expressed in U.S. Dollars)

Deficit

Accumulated

Accumulated

Additional

During the

Other

Total

`

Number of

Capital

Paid-in

Development

Comprehensive

Stockholders'

Shares

Stock

Capital

Stage

Loss

Deficiency

Balance, December 31, 2001

20,704,140

$

20,704

$

6,967,848

$

(8,496,144)

$

-

$  (1,858,224)

Stock issued on settlement
of debt

1,276,227

1,276

197,872

-

-

199,148

Stock issued on Flashback
purchase

3,700,000

3,700

-

-

-

3,700

Stock issued on private
placement

445,900

44,144

-

-

44,590

Finance fee

-

-

(9,590)

-

-

(9,590)

Net loss

-

-

-

(71,799)

-

(71,799)

Balance, December 31, 2002

26,126,267

26,126

7,200,274

(8,567,943)

-

(1,341,543)

Stock issued on settlement
of debt

40,000,000

40,000

-

-

-

40,000

Net loss

-

-

-

(19,342)

-

(19,342)

Balance, December 31, 2003

66,126,267

66,126

7,200,274

(8,587,285)

-

(1,320,885)

Stock issued on settlement
of debt

33,873,733

21,316

-

-

-

21,316

Net earnings

-

-

-

1,030,812

-

1,030,812

Balance, December 31,
2004

100,000,000

$

87,442

$

7,200,274

$

(7,556,473)

$

-

$

(268,757)

(The accompanying notes are an integral part of these financial statements)

EWRX INTERNET SYSTEMS INC.

(A DEVELOPMENT STAGE COMPANY)

Statements of Cash Flows

Years Ended December 31, 2004 and 2003 and the Period from

Re-entering the Development Stage Through to December 31, 2004

(Expressed in U.S. Dollars)

Period from

Re-entering the

Development

 Stage Through

 to December 31,

2004

2003

2004

Cash Flows from Operating Activities

Net loss

$

1,030,812

$

(19,342)

$

939,671

Adjustments for:

Forgiveness of debt

(1,142,152)

-

(1,142,152)

(111,340)

(19,342)

(202,481)

Changes in working capital

Accounts payable and accrued charges

75,204

21,468

129,698

Advances from stockholder

8,574

(2,126)

6,521

83,778

19,342

136,219

Net cash used in operating activities

(27,562)

-

(66,262)

Cash Flows from Financing Activities

Proceeds from stock subscriptions

-

-

38,700

Loans from related parties

32,085

-

32,085

Net cash provided by financing activities

32,085

-

70,785

Net Increase in Cash

4,523

-

4,523

Cash - beginning of  year

-

-

-

Cash - end of year

$

4,523

$

-

$

4,523

Supplemental Information:

Cash paid for interest

$

6,436

$

12,973

$

27,493

Cash paid for income taxes

$

-

$

-

$

-

Non-cash Financing Activity:

Stock issued on settlement of debt

$

21,316

$

40,000

$

260,464

(The accompanying notes are an integral part of these financial statements)

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

1.

Organization and Development Stage Activities

Organization

EWRX Internet Systems Inc. (the "Company") was incorporated on June 25, 1997 in the State of Nevada.

Development Stage Activities

Starting in 2001, the Company became inactive and its activities have been comprised mainly of administrative matters.

2.

Going Concern

The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.  The Company has a negative working capital and a stockholders' deficiency of $268,757 as of December 31, 2004 (2003 - $1,320,885) and has reported a net earnings of $1,030,812 for the year then ended.

The Company has been, and remains, dependent upon its stockholders and its ability to raise capital by selling equity securities to finance its operations.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

3.

Summary of Significant Accounting Policies

The accounting policies of the Company are in accordance with accounting principles generally accepted in the United States of America, and their basis of application is consistent.  Outlined below are those policies considered particularly significant:

a)

Use of Estimates

Preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements.  These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. Actual results may ultimately differ from these estimates, although management does not believe such changes will materially affect the financial statements in any individual year.

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

3.

Summary of Significant Accounting Policies (cont'd)

b)

Financial Instruments

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The carrying amounts of the financial instruments reported on the balance sheet approximate their fair values due to the short-term nature of the instruments.

c)

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards ("SFAS") No.  130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements.  Comprehensive income (loss) is presented in the statements of stockholders' deficiency, and consists of net earnings (losses) and unrealised gains (losses) on available for sale marketable securities; foreign currency translation adjustments and changes in market value of future contracts that qualify as a hedge; and negative equity adjustments recognized in accordance with SFAS No. 87.  SFAS No. 130 only requires additional disclosures in the financial statements and does not affect the Company's financial position or results of operations.

d)

Income Tax

The Company accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes". Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

e)

Earnings (Loss) per Share

Basic earnings (loss) per share, which does not include any dilutive securities, is computed by dividing the earnings (loss) available to common stockholders by the weighted average number of common shares outstanding during the period as required by SFAS No. 128, "Earnings per Share". In contrast, diluted earnings (loss) per share considers the potential dilution that could occur from other financial instruments that would increase the total number of outstanding shares of common stock. There were no dilutive financial instruments for the years ended December 31, 2004 and 2003.

f)

Advances from Stockholder

The advances have no fixed terms of repayment and bear no interest.

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

3.

Summary of Significant Accounting Policies (cont'd)

g)

Foreign Translation Adjustment

The transactions of the Company were translated into U.S. dollars in accordance with the provisions of SFAS No. 52, Foreign Currency Translation.  Management has determined that the U.S. dollar is the functional currency of the Company.  In accordance with the provisions of SFAS 52, transaction gains and losses are included in the determination of income for the relevant periods.

h)

Recent Accounting Pronouncements

In March 2005, the FASB issued FASB Staff Position ("FSP") No. 46(R)-5, “Implicit Variable Interests under FASB Interpretation No. (“FIN”) 46 (revised December 2003), Consolidation of Variable Interest Entities” (“FSP FIN 46R-5”). FSP FIN 46R-5 provides guidance for a reporting enterprise on whether it holds an implicit variable interest in Variable Interest Entities (“VIEs”) or potential VIEs when specific conditions exist. This FSP is effective in the first period beginning after March 3, 2005 in accordance with the transition provisions of FIN 46 (Revised 2003), “Consolidation of Variable Interest Entities — an Interpretation of Accounting Research Bulletin No. 51” (“FIN 46R”).  The adoption of this standard is not expected to have a material impact on the Company's results of operations or financial position.

In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"), which will result in (a) more consistent recognition of liabilities relating to asset retirement obligations, (b) more information about expected future cash outflows associated with those obligations, and (c) more information about investments in long-lived assets because additional asset retirement costs will be recognized as part of the carrying amounts of the assets. FIN No.47 clarifies that the term "conditional asset retirement obligation" as used in SFAS No. 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than fiscal years ending after December 15, 2005. Retrospective application of interim financial information is permitted but is not required. Early adoption of this interpretation is encouraged. As FIN 47 was recently issued, the Company has not determined whether the interpretation will have a significant effect on its financial position or results of operations.

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

3.

Summary of Significant Accounting Policies (cont'd)

h)

Recent Accounting Pronouncements (cont'd)

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”), which replaces Accounting Principles Board (“APB”) Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28”. SFAS No. 154 provides guidance on the accounting for and reporting of changes in accounting principles and error corrections. SFAS No. 154 requires retrospective application to prior period financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. SFAS No. 154 also requires certain disclosures for restatements due to correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and is required to be adopted by the Company as of January 1, 2006. The impact that the adoption of SFAS No. 154 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes adopted by the Company and the nature of transitional guidance provided in future accounting pronouncements.

In September 2005, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty" ("EITF 04-13").  EITF 04-13 provides guidance on the purchase and sale of inventory to another entity that operates in the same line of business.  The purchase and sale transactions may be pursuant to a single contractual arrangement or separate contractual arrangements and the inventory purchased or sold may be in the form of raw materials, work-in-process or finished goods.  EITF 04-13 applies to new arrangements entered into, or modifications or renewals of existing arrangements, in reporting periods beginning after March 15, 2006. The impact of the adoption of EITF 04-13 on the Company's results of operations and financial condition will depend on the nature of future arrangements entered into, or modifications or renewals of existing arrangements by the Company.

In November 2005, the FASB issued FSP FAS 123R-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards" ("FSP FAS 123R-3").  FSP FAS 123R-3 provides an elective alternative transition method, to SFAS 123R, in accounting for the tax effects of share-based payment awards to employees. The elective method comprises a computational component that establishes a beginning balance of the Additional Paid In Capital ("APIC") pool related to employee compensation and a simplified method to determine the subsequent impact on the APIC pool of the employee awards that are fully vested and outstanding upon the adoption of SFAS No. 123R. The impact on the APIC pool of awards partially vested upon, or granted after, the adoption of SFAS 123R should be determined in accordance with guidance in SFAS No. 123R, if adopted. The Company is currently assessing whether it will adopt the transition election of FSP FAS 123R-3.

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

3.

Summary of Significant Accounting Policies (cont'd)

h)

Recent Accounting Pronouncements (cont'd)

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment to FASB Statements No. 133 and 140" ("SFAS No. 155").  SFAS No. 155 simplifies the accounting for certain hybrid financial instruments containing embedded derivatives.  SFAS No. 155 allows fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133").  In addition, it amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities' ("SFAS No. 140"), to eliminate prohibition on a qualifying special-purpose entity from holding a derivative instrument that pertains to a beneficial interest other than another derivative financial instrument.  SFAS No. 155 is effective for all financial instruments acquired, issued, or subject to a re-measurement event occurring after the beginning of the Company's first fiscal year that begins after September 15, 2006.  The implementation of SFAS No. 155 is not expected to have material impact of the Company's results of operations and financial position.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140" ("SFAS No. 156").  SFAS No. 156 simplifies the accounting for loan servicing rights and the financial instruments used to hedge risks associated with those rights.  SFAS No. 156 requires that servicing rights be valued initially at fair value, and subsequently accounted for at either fair value, or amortized over the economic life of the related lease.  SFAS No. 156 is effective for fiscal years beginning after September 15, 2006.  The implementation of SFAS No. 156 is not expected to have a material impact on the Company's results of operations and financial position.

In April 2006, the FASB issued FASB Staff Position (“FSP”), FASB Interpretation No. (“FIN”) 46(R)-6, “Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R)” (“FSP FIN 46(R)-6”). FSP FIN 46(R)-6 provides accounting guidance on how to distinguish between arrangements that create variability (i.e., the risks and rewards) within an entity and arrangements that are subject to that variability (i.e., variable interests). FSP FIN 46(R)-6 is responding to a need for accounting guidance on arrangements that can be either assets or liabilities (e.g., derivative financial instruments). FSP FIN 46(R)-6 is effective for the first fiscal period that begins after June 15, 2006.

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes” (“SFAS 109”). The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

4.

Accounts Payable and Accrued Charges

The Company has successfully negotiated for reductions in amounts owed to certain creditors in 2004.  These reductions resulted in the recognition of reduction of accounts payable and accrued charges of $1,142,152, which is shown as "forgiveness of debt" in the Statement of Earnings (Loss).

 5.

Loans from Related Parties

At December 31, 2004, the Company had outstanding loans from the following related parties:

a)

The Company had loans from Navitex Technology, Inc., a company which is controlled by one of the stockholders of the Company, with an outstanding balance of $6,085 as of December 31, 2004 (2003 - $nil).  This loan does not bear interest and has no fixed terms of repayment.

b)

The Company has loans from a director, with outstanding balances of $26,000 as of December 31, 2004 (2003 - $nil). Under a loan agreement, which was effective September 1, 2004, the director was entitled to shares equal to 3% of the authorized stock which was to be issued on April 30, 2005, representing interest on the loan.  The Company guaranteed that the value of shares would not be lower than $8,600 ($10,000 Canadian).  In the event that the value of shares was below $8,600, the director may elect to receive $8,600 cash in lieu of shares.  The director also had the option to convert the entire loan balance into 15% of the authorized stock of the Company for the balance of the principle and interest. The director has elected to receive $10,000 Canadian in lieu of shares which is to be paid along with the principle balance by December 31, 2006.

6.

Capital Stock

Authorized

500,000

preferred shares, at $.01 par value per share

66,126,267

common shares, at $0.001 par value per share

33,873,733

common shares, at $0.00063 par value per share

2004

2003

Issued and Outstanding

100,000,000

common shares

$

87,442

$

66,126

During 2004, the Company issued 33,873,733 common shares with a par value of $0.00063 per share to Navitex Canada Inc. to settle debt amounting to $21,316.

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

7.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes".  SFAS No. 109 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates. The effects of future changes in tax laws or rates are not anticipated.

Under SFAS No. 109 income taxes are recognized for the following: a) amount of tax payable for the current year, and b) deferred tax liabilities and assets for future tax consequences of events that have been recognized differently in the financial statements than for tax purposes.

The provision for income taxes has been computed as follows:

2004

2003

Expected income tax recovery (expense) at the
statutory rate of 34%

$

(350,476)

$

6,576

Tax effect of expenses that are not deductible for
income tax purposes (net of other amounts
deductible for tax purposes)

-

-

Tax effect of differences in the timing of deductibility
of items for income tax purposes:

-

-

Utilization of non-capital tax losses to offset current
taxable income

350,476

-

Valuation allowance

-

(6,576)

Provision for income taxes

$

-

$

-

The components of deferred income taxes are as follows:

2004

2003

Deferred income tax asset:

Net operating loss carryforwards

$

2,341,321

$

2,691,797

Valuation allowance

(2,341,321)

(2,691,797)

Deferred income taxes

$

-

$

-

7.

Income Taxes (cont'd)

The Company has tax losses available to be applied against future years' income.  Due to the losses incurred in the current year and expected future operating results, management determined that it is more likely than not that the deferred tax asset resulting from the tax losses available for carryforward will not be realized through the reduction of future income tax payments. Accordingly, a 100% valuation allowance has been recorded for deferred income tax asset.

EWRX INTERNET SYSTEMS INC.

(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(EXPRESSED IN U.S. DOLLARS)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

EWRX Internet Systems Inc.

We have audited the accompanying balance sheets of EWRX Internet Systems Inc. (A Development Stage Company) as of December 31, 2005 and 2004 and the related statements of (loss) earnings, stockholders' deficiency, and cash flows for the years then ended and the period from re-entering the development stage through to December 31, 2005.   The financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended and the period from re-entering the development stage through to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in notes 1 and 2 to the financial statements, the Company is in the development stage, has incurred losses and negative working capital from operations, which raises substantial doubt about its ability to continue as a going concern.  Management's plans regarding these matters are described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Toronto, Canada

CHARTERED ACCOUNTANTS

November 15, 2006

SF Partnerhip, LLP   4950 Yonge St.    Suite 400

Toronto, Ontario, Canada M2N 6K1     416-250-1212

EWRX INTERNET SYSTEMS INC.

(A DEVELOPMENT STAGE COMPANY)

Balance Sheets

December 31, 2005 and 2004

(Expressed in U.S. Dollars)

2005

2004

ASSETS

Current

Cash

$

1,095

$

4,523

Total Assets

$

1,095

$

4,523

LIABILITIES

Current

Accounts payable and accrued charges (note 4)

$

204,074

$

219,337

Advances from stockholder

21,192

21,858

Loans from related parties (note 5)

63,749

32,085

Total Liabilities

289,015

273,280

STOCKHOLDERS' DEFICIENCY

Capital Stock (note 6)

87,442

87,442

Additional Paid-in Capital

7,200,274

7,200,274

Deficit Accumulated During the Development Stage

(7,575,636)

(7,556,473)

Total Stockholders' Deficiency

(287,920)

(268,757)

Total Liabilities and Stockholders' Deficiency

$

1,095

$

4,523

(The accompanying notes are an integral part of these financial statements)

EWRX INTERNET SYSTEMS INC.

(A DEVELOPMENT STAGE COMPANY)

Statements of (Loss) Earnings

Years Ended December 31, 2005 and 2004, and the Period from

Re-entering the Development Stage Through to December 31, 2005

(Expressed in U.S. Dollars)

Period from

Re-entering the

Development

Stage Through

to December 31,

2005

2004

2005

Expenses

Professional fees

$

6,164

$

104,444

$

132,187

Foreign exchange loss

5,203

5,663

Office and general

2,725

-

8,230

Salary and wages

-

-

28,000

Management fees

-

-

15,000

14,092

104,904

189,080

Loss from Operations

(14,092)

(104,904)

(189,080)

Other (Income) Expenses

Interest and financing charges

5,071

6,436

32,564

Forgiveness of debt (note 5)

-

(1,142,152)

(1,142,152)

Total Other (Income) Expenses

5,071

(1,135,716)

(1,109,588)

(Loss) Earnings Before Income Taxes

(19,163)

1,030,812

920,508

Provision for income taxes (note 7)

-

-

-

Net (Loss) Earnings

$

(19,163)

$

1,030,812

$

920,508

Earnings per Share - Basic and Diluted

$

-

$

0.01

Weighted Average Number of Common Stock

100,000,000

92,297,206

(The accompanying notes are an integral part of these financial statements)

EWRX INTERNET SYSTEMS INC.

(A DEVELOPMENT STAGE COMPANY)

Statements of Stockholders' Deficiency

From Re-entering the Development Stage

Through to December 31, 2005

(Expressed in U.S. Dollars)

Deficit

Accumulated

Accumulated

Additional

During the

Other

Total

Number of

Capital

Paid-in

Development

Comprehensive

Stockholders'

Shares

Stock

Capital

Stage

Loss

Deficiency

Balance, December 31, 2001

20,704,140

$

20,704

$

6,967,848

$

(8,496,144)

$

-

$

(1,858,224)

Stock issued on settlement
of debt

1,276,227

1,276

197,872

-

-

199,148

Stock issued on Flashback
purchase

3,700,000

3,700

-

-

-

3,700

Stock issued on private
placement

445,900

446

44,144

-

-

44,590

Finance fee

-

-

(9,590)

-

-

(9,590)

Net loss

-

-

-

(71,799)

-

(71,799)

Balance, December 31, 2002

26,126,267

26,126

7,200,274

(8,567,943)

-

(1,341,543)

Stock issued on settlement
of debt

40,000,000

40,000

-

40,000

Net loss

-

-

-

(19,342)

-

(19,342)

Balance, December 31, 2003

66,126,267

66,126

7,200,274

(8,587,285)

-

(1,320,885)

Stock issued on settlement
of debt

33,873,733

21,316

-

-

-

21,316

Net earnings

-

-

-

1,030,812

-

1,030,812

Balance, December 31, 2004

100,000,000

87,442

7,200,274

(7,556,473)

-

(268,757)

Net loss

-

-

-

(19,163)

-

(19,163)

Balance, December 31,
2005

100,000,000

$

87,442

$

7,200,274

$

(7,575,636)

$

-

$

(287,920)

(The accompanying notes are an integral part of these financial statements)

EWRX INTERNET SYSTEMS INC.

(A DEVELOPMENT STAGE COMPANY)

Statements of Cash Flows

Years Ended December 31, 2005 and 2004 and the Period from

Re-entering the Development Stage Through to December 31, 2005

(Expressed in U.S. Dollars)

Period from

Re-entering the

Development

 Stage Through

 to December 31,

2005

2004

 2005

Cash Flows from Operating Activities

Net (loss) earnings

$

(19,163)

$

1,030,812

$

920,508

Expenses recovered

-

(1,142,152)

(1,142,152)

(19,163)

(111,340)

(221,644)

Changes in working capital

Accounts payable and accrued charges

(15,263)

75,204

114,435

Advances from stockholder

(666)

8,574

5,855

(15,929)

83,778

120,290

Net cash used in operating activities

(35,092)

(27,562)

(101,354)

Cash Flows from Financing Activities

Proceeds from stock subscriptions

-

-

38,700

Loans from related parties

31,664

32,085

58,835

Net cash provided by financing activities

31,664

32,085

97,535

Net (Decrease) Increase in Cash

(3,428)

4,523

(3,819)

Cash - beginning of  year

4,523

-

-

Cash - end of year

$

1,095

$

4,523

$

(3,819)

Supplemental Information:

Cash paid for interest

$

5,071

$

6,436

$

32,564

Cash paid for income taxes

$

-

$

-

$

-

Non-cash Financing Activity:

Stock issued on settlement of debt

$

-

$

21,316

$

260,464

(The accompanying notes are an integral part of these financial statements)

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2005 and 2004

(Expressed in U.S. Dollars)

1.

Organization and Development Stage Activities

Organization

EWRX Internet Systems Inc. (the "Company")was incorporated on June 25, 1997 in the State of Nevada.

Development Stage Activities

Starting in 2001, the Company became inactive and its activities have been comprised mainly of administrative matters.

2.

Going Concern

The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.  The Company has a negative working capital and a stockholders' deficiency of $283,006 as of December 31, 2005 (2004 - $268,757) and has reported a net loss of $14,249 for the year then ended.

The Company has been, and remains, dependent upon its stockholders and its ability to raise capital by selling equity securities to finance its operations.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

3.

Summary of Significant Accounting Policies

The accounting policies of the Company are in accordance with accounting principles generally accepted in the United States of America, and their basis of application is consistent.  Outlined below are those policies considered particularly significant:

a)

Use of Estimates

Preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements.  These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. Actual results may ultimately differ from these estimates, although management does not believe such changes will materially affect the financial statements in any individual year.

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2005 and 2004

(Expressed in U.S. Dollars)

3.

Summary of Significant Accounting Policies (cont'd)

b)

Financial Instruments

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The carrying amounts of the financial instruments reported on the balance sheet approximate their fair values due to the short-term nature of the instruments.

c)

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards ("SFAS") No.  130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements.  Comprehensive income (loss) is presented in the statements of stockholders' deficiency, and consists of net earnings (losses) and unrealised gains (losses) on available for sale marketable securities; foreign currency translation adjustments and changes in market value of future contracts that qualify as a hedge; and negative equity adjustments recognized in accordance with SFAS No. 87.  SFAS No. 130 requires only additional disclosures in the financial statements and does not affect the Company's financial position or results of operations.

d)

Income Tax

The Company accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes". Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

e)

(Loss) Earnings per Share

Basic (loss) earnings per share, which does not include any dilutive securities, is computed by dividing the (loss) earnings available to common stockholders by the weighted average number of common shares outstanding during the period as required by SFAS No. 128, "Earnings per Share". In contrast, diluted (loss) earnings per share considers the potential dilution that could occur from other financial instruments that would increase the total number of outstanding shares of common stock. There were no dilutive financial instruments for the years ended December 31, 2005 and 2004.

f)

Advances from stockholder

The advances have no fixed terms of repayment and bear no interest.

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2005 and 2004

(Expressed in U.S. Dollars)

3.

Summary of Significant Accounting Policies (cont'd)

g)

Foreign Translation Adjustment

The transactions of the Company were translated into U.S. dollars in accordance with the provisions of SFAS No. 52, Foreign Currency Translation.  Management has determined that the U.S. dollar is the functional currency of the Company.  In accordance with the provisions of SFAS 52, transaction gains and losses are included in the determination of income for the relevant periods.

h)

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment to FASB Statements No. 133 and 140" ("SFAS No. 155").  SFAS No. 155 simplifies the accounting for certain hybrid financial instruments containing embedded derivatives.  SFAS No. 155 allows fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133").  In addition, it amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities' ("SFAS No. 140"), to eliminate prohibition on a qualifying special-purpose entity from holding a derivative instrument that pertains to a beneficial interest other than another derivative financial instrument.  SFAS No. 155 is effective for all financial instruments acquired, issued, or subject to a re-measurement event occurring after the beginning of the Company's first fiscal year that begins after September 15, 2006.  The implementation of SFAS No. 155 is not expected to have material impact of the Company's results of operations and financial position.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140" ("SFAS No. 156").  SFAS No. 156 simplifies the accounting for loan servicing rights and the financial instruments used to hedge risks associated with those rights.  SFAS No. 156 requires that servicing rights be valued initially at fair value, and subsequently accounted for at either fair value, or amortized over the economic life of the related lease.  SFAS No. 156 is effective for fiscal years beginning after September 15, 2006.  The implementation of SFAS No. 156 is not expected to have a material impact on the Company's results of operations and financial position.

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2005 and 2004

(Expressed in U.S. Dollars)

3.

Summary of Significant Accounting Policies (cont'd)

h)

Recent Accounting Pronouncements (cont'd)

In April 2006, the FASB issued FASB Staff Position (“FSP”), FASB Interpretation No. (“FIN”) 46(R)-6, “Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R)” (“FSP FIN 46(R)-6”). FSP FIN 46(R)-6 provides accounting guidance on how to distinguish between arrangements that create variability (i.e., the risks and rewards) within an entity and arrangements that are subject to that variability (i.e., variable interests). FSP FIN 46(R)-6 is responding to a need for accounting guidance on arrangements that can be either assets or liabilities (e.g., derivative financial instruments). FSP FIN 46(R)-6 is effective for the first fiscal period that begins after June 15, 2006.

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes” (“SFAS 109”). The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.

4.

Accounts Payable and Accrued Charges

In 2004, the Company successfully negotiated for reductions in amounts owed to certain creditors.  These reductions resulted in the recognition of reduction of accounts payable and accrued charges of $1,142,152, which is shown as "forgiveness of debt" in the Statement of (Loss) Earnings.

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2005 and 2004

(Expressed in U.S. Dollars)

5.

Loans from Related Parties

At December 31, 2005 and 2004, the Company had outstanding loans from the following related parties:

a)

The Company had loans from Navitex Technology, Inc., a company which is controlled by one of the stockholders of the Company, with an outstanding balance of $7,223 (2004 - $6,085).  This loan does not bear interest and has no fixed terms of repayment.

b)

The Company has loans from a director, with outstanding balances of $51,612 (2004 - $26,000). Under a loan agreement, which was effective September 1, 2004, the director was entitled to shares equal to 3% of the authorized stock which was to be issued on April 30, 2005, representing interest on the loan.  The Company guaranteed that the value of shares would not be lower than $8,600 ($10,000 Canadian).  In the event that the value of shares was below $8,600, the director may elect to receive $8,600 cash in lieu of shares.  The director also had the option to convert the entire loan balance into 15% of the authorized stock of the Company for the balance of the principle and interest. The director has elected to receive $10,000 Canadian in lieu of shares which is to be paid along with the principle balance by December 31, 2006.

6.

Capital Stock

Authorized

500,000

preferred shares, at $.01 par value per share

66,126,267

common shares, at $0.001 par value per share

33,873,733

common shares, at $0.00063 par value per share

2005

2004

Issued and Outstanding

100,000,000

common shares

$

87,442

$

87,442

During 2004, the Company issued 33,873,733 common shares with a par value of $0.00063 per share to Navitex Canada Inc. to settle debt amounting to $21,316.

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2005 and 2004

(Expressed in U.S. Dollars)

7.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes".  SFAS No. 109 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates. The effects of future changes in tax laws or rates are not anticipated.

Under SFAS No. 109 income taxes are recognized for the following: a) amount of tax payable for the current year, and b) deferred tax liabilities and assets for future tax consequences of events that have been recognized differently in the financial statements than for tax purposes.

The provision for income taxes has been computed as follows:

2005

2004

Expected income tax recovery (expense) at the
statutory rate of 34%

$

6,515

$

(350,476)

Tax effect of expenses that are not deductible for
income tax purposes (net of other amounts
deductible for tax purposes)

-

-

Tax effect of differences in the timing of deductibility
of items for income tax purposes:

-

-

Utilization of non-capital tax losses to offset current
taxable income

-

350,476

Valuation allowance

(6,515)

-

Provision for income taxes

$

-

$

-

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2005 and 2004

(Expressed in U.S. Dollars)

7.

Income Taxes  (cont'd)

The components of deferred income taxes are as follows:

2005

2004

Deferred income tax asset:

Net operating loss carryforwards

$

2,347,836

$

2,341,321

Valuation allowance

(2,347,836)

(2,341,321)

Deferred income taxes

$

-

$

-

The Company has tax losses available to be applied against future years' income.  Due to the losses incurred in the current year and expected future operating results, management determined that it is more likely than not that the deferred tax asset resulting from the tax losses available for carryforward will not be realized through the reduction of future income tax payments. Accordingly, a 100% valuation allowance has been recorded for deferred income tax asset.

EWRX INTERNET SYSTEMS INC
(A Development Stage Company)

FINANCIAL STATEMENTS

DECEMBER 31, 2006
(Expressed in US Dollars)

EWRX INTERNET SYSTEMS INC
(A Development Stage Company)

Financial Statements
December 31, 2006
(Expressed in US Dollars)

Stanley Kwan & Company CHARTERED ACCOUNTANTS	Stanley Kwan, MBA CA FHRSA Michelle Karn, BA CA Anne Law, B COMM CA

NOTICE TO READER

We have compiled the balance sheet of EWRX INTERNET SYSTEMS INC as at December 31, 2006 and the statement of income and deficit for the year then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

CHARTERED ACCOUNTANTS
LICENSED PUBLIC ACCOUNTANTS

Toronto
February 1, 2007

EWRX INTERNET SYSTEMS INC
(A Development Stage Company)

Balance Sheet
December 31, 2006
(Expressed in US Dollars)

"Unaudited - see notice to reader"

	2006	2005
	$	$

Assets
Current
Cash	-	1,095
	-	1,095

Liabilities
Current
Bank indebtedness	1,293	-
Accounts payable and accruals	200,171	204,075
Loans from related parties (note 4)	56,131	63,749
Shareholders' advances	26,987	21,192
	284,582	289,016

Shareholders' Deficiency
Share capital (note 5)	87,442	87,442
Additional Paid - in Capital	7,200,274	7,200,274
Deficit	(7,572,298)	(7,575,637)
	(284,582)	(287,921)
	-	1,095

Approved on Behalf of the Board:

Director

Director

EWRX INTERNET SYSTEMS INC
(A Development Stage Company)

Statement of Income and Deficit
Year Ended December 31, 2006
(Expressed in US Dollars)

"Unaudited - see notice to reader

	2006	2005
	$	$

Expenses
Bank charges	3,772	5,071
Professional fees	2,322	6,164
Office and General	1,712	2,572
Telephone	187	153
Foreign exchange (gain) loss	(11,332)	5,203

	(3,339)	19,163
Net income (loss) for the year	3,339	(19,163)

Deficit, beginning of year	(7,575,637)	(7,556,474)

Deficit, end of year	(7,572,298)	(7,575,637)

EWRX INTERNET SYSTEMS INC
(A Development Stage Company)

Notes to Financial Statements
December 31, 2006
(Expressed in US Dollars)

"Unaudited - see notice to reader"

1.	Organization and Development Stage Activities

Organization

EWRX Internet Systems Inc. (the "Company") was incorporated on June 25, 1997 in the State of Nevada.

Development Stage Activities

Starting in 2001, the Company became inactive and its activities have been comprised mainly of administrative matters.

2.	Going Concern

The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company has been, and remains, dependent upon its stockholders and its ability to raise capital by selling equity securities to finance its operations.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

3.	Summary of Significant Accounting Policies

The accounting policies of the Company are in accordance with accounting principles generally accepted in the United States of America, and their basis of application is consistent. Outlined below are those policies considered particularly significant:

(a) Use of Estimates:

Preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. Actual results may ultimately differ from these estimates, although management does not believe such changes will materially affect the financial statements in any individual year.

EWRX INTERNET SYSTEMS INC
(A Development Stage Company)

Notes to Financial Statements
December 31, 2006
(Expressed in US Dollars)

"Unaudited - see notice to reader"

3.	Summary of Significant Accounting Policies (cont'd...)

	(b)	Financial Instruments:

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The carrying amounts of the financial instruments reported on the balance sheet approximate their fair values due to the short-term nature of the instruments.

	(c)	Income Tax

The Company accounts for income taxes pursuant to SFAS No.109, "Accounting for Income Taxes". Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are reocognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

	(d)	Shareholders' Advances:

The advances have no fixed terms of repayment and bear no interest.

	(e)	Foreign Translation Adjustment:

The transactions of the Company were translated into U.S. dollars in accordance with the provisions of SFAS No.52, foreign Currency Translation. Management has determined that the U.S. dollar is the functional currency of the Company. In accordance with the provisions of SFAS 52, transaction gains and losses are included in the determination of income for the relevant periods.

4.	Loans from Related Parties

At December 31, 2006 and 2005, the Company had outstanding loans from the following related parties:

(a)

The Company had loans from Navitex Technology, Inc., a company which is controlled by one of the stockholders of the Company, with an outstanding balances of $6,693 (2005 - $7,223). This loan does not bear interest and has no fixed terms of repayment.

EWRX INTERNET SYSTEMS INC
(A Development Stage Company)

Notes to Financial Statements
December 31, 2006
(Expressed in US Dollars)

"Unaudited - see notice to reader"

4.	Loans from Related Parties

(b)

The Company has loans from a director, with outstanding balances of $49,438 (2005 - $51,612). Under a loan agreement, which was effective September 1, 2004, the director was entitled to shares equal to 3% of the authorized stock which was to be issued on April 30, 2005, representing interest on the loan. The Company guaranteed that the value of share would not be lower than $8,600 ($10,000 Canadian). In the event that the value of shares was below $8,600, the director may elect to receive $8,600 cash in lieu of shares. The director also had the option to convert the entire loan balance into 15% of the authorized stock of the Company for the balance of the principles and interest. The director has elected to receive $10,000 Canadian in lieu of shares which is to be paid along with the principle balance by December 31, 2007.

5.	Share Capital Authorized: 500,000 preferred shares, at $0.01 par value per share 66,126,267 common shares, at $0.001 par value per share 33,873,733 common shares, at $0.00063 par value per share

Issued:
	2006	2005
	$	$
100,000 common shares	87,442	87,442

Part III. EXHIBITS INDEX

Exhibits

1.	Articles of Incorporation of Europa Resources Inc.

2.	Certificate of Amendment to Articles of Incorporation

3.	Europa Resources Inc. Bylaws

4.	Software Purchase Agreement (Flashback)

5.	First Amendment to Software Purchase Agreement

6.	Second Amendment to Software Purchase Agreement

7.	Loan agreement ($ 60,000) between Ewrx and Liming Wang

8.	Statement of loan outstanding by Liming Wang

9.	Notice to iMusic International Inc. regarding the misrepresenting

10.	Annual List of Officers, Directors and Resident agent of Ewrx

11.	Certificate of Existence with Status in Good Standing (2007)

12.	$1M Debt Settlement Agreement with Derrick Walker Racing Inc.

13.	Agreement between NCI and Ewrx regarding purchasing of Instant Recall

14.	10SB Ewrx Filed in 1999 (website link)

16

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Ewrx Internet Systems Inc.

Date: May 10, 2007	By: /s/ Jessica Q. Wang
Jessica Q. Wang President & CEO EWRX Internet Systems Inc.

17